

April 24, 2015

Via E-mail
Mr. Daniel J. Schmechel
Chief Financial Officer
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota

> **Re:** **Ecolab Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **and Documents Incorporated by Reference**
> **File No. 1-9328**

Dear Mr. Schmechel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2014

Annual Report

Global Economic and Political Environment, page 29

1. We note your disclosure on the Venezuela foreign currency translation and Ecolab's continued use of the fixed currency exchange rate of 6.30 bolivars to 1 US dollar as it remains legally available and Ecolab has continued to transact at this rate. We further note that on page 29, you disclose the potential range of loss if you determine your net monetary assets should be remeasured at a less favorable exchange rate. Please tell us your consideration about whether there also could be a related impairment charge on your non-monetary assets considering the lower U.S. dollar-equivalent cash flows that could impact your Venezuelan business and what your consideration was for disclosing that effect in your discussion on the devaluation risk attributed to Venezuela.

Note 2 –Significant Accounting Policies, page 36
Goodwill and Other Intangibles, page 38

2. As disclosed on page 38, we note that you amortize your customer relationships on a straight-line basis over their weighted average estimated useful lives of 14 years. In this regard, please tell us why you believe that the straight-line method of amortization rather than an accelerated method reflects the pattern in which the economic benefits are consumed or explain why you cannot reliably determine the pattern in accordance with ASC 350-30-35-6. In providing your response, please tell us what consideration was given to historical patterns for key customers or other factors considered (e.g. peer data, valuation methodology used or projected sales data) that helped support an assertion that a straight line amortization methodology is the more appropriate.

Summary Operating and Financial Data, page 66

3. We note that you have presented operating cash flows from continuing operations within your Summary Operating and Financial Data. While presentation of cash flows from operating activities is useful, this data should be considered in the framework of a statement of cash flows which reflects management's decision as to the use of these cash flows and the external sources of capital used. The implication of a presentation which shows only the cash flows generated from operations portion of a cash flows statement is that the use of such cash flows is entirely at the discretion of management. Please also present your cash flows from investing and financing activities. See FRC 202.3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief